JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

01 March 2005



Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Announcement re Guaranteed Convertible Bonds - 10 December 2004**
2. **Announcement re redemption of US$600,000,000 4.25% Guaranteed convertible Bonds Due 2006 - 04 January 2005**
3. **Schedule 5 Blocklisting Six Monthly Return - 05 January 2005**
4. **Schedule 5 Blocklisting Six Monthly Return - 05 January 2005**
5. **Schedule 10 Notification of major interest in shares - 17 January 2005**
6. **SABMiller plc January Trading Update - 18 January 2005**
7. **Schedule 10 Notification of major interest in shares - 26 January 2005**
8. **Announcement re Employees' Benefit Trust - 28 January 2005**
9. **Form SAR 3 - 21 February 2005**
10. **Schedule 10 Notification of major interest in shares - 21 February 2005**
11. **Conversion of Convertible Participating Shares - 21 February 2005**
12. **SABMiller Increases Investment in Birra Peroni - 23 February 2005**


THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

REG-SABMiller PLC Blocklisting Application
Released: 10/12/2004

RNS Number:2718G
SABMiller PLC
10 December 2004

SABMiller plc

Following the redemption notice issued on the 9 December regarding the outstanding US$598,834,000 of SAB Finance (Cayman Islands) Limited 4.25 per cent Guaranteed Convertible Bonds due 2006 (the "Bonds"), a block listing application has been made to the UK Listing Authority for 68,950,529 ordinary shares of SABMiller plc (the "Shares") to trade on the London Stock Exchange and to be admitted to the Official List upon issuance, in case bondholders exercise their right to convert their bonds into ordinary shares. The Shares will rank pari passu with the existing issued shares of the Company.

A separate individual application for a secondary listing of new ordinary shares will be made to the JSE Securities Exchange South Africa.

END.

This information is provided by RNS
The company news service from the London Stock Exchange

END

LISKGMMZMGNGDZM

REG-SABMiller PLC Convertible Bond Redemption
Released: 04/01/2005

RNS Number:9746G
SABMiller PLC
04 January 2005

SABMiller plc

Redemption of US$600,000,000 4.25% Guaranteed convertible Bonds Due 2006

London and Johannesburg, 4 January 2005. On 9 December 2004, SABMiller plc ("SABMiller") announced that its subsidiary, SAB Finance (Cayman Islands) Limited (the "Issuer"), was exercising its right to call for the redemption of all of its US$600,000,000 4.25% Guaranteed Convertible Bonds due 10 August 2006 (the "Bonds") remaining in issue.

Bondholders had the right, up to the close of business on 29 December 2004, to elect to convert their Bonds into SABMiller ordinary shares at the conversion price of £6.15 per share, which if converted, would result in the issuance of 115.3203 SABMiller ordinary shares in respect of each US$1,000 principal amount of the Bond. The Bond trustee (the "Trustee") had the right, up to the close of business on 7 January 2005, to convert any Bonds which remained unconverted.

The Issuer has today announced that the Bondholders and the Trustee have exercised their right to convert all of the Bonds into SABMiller ordinary shares, which has led to 69,192,159 SABMiller ordinary shares being issued and allotted. All of the Bonds have now been cancelled.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCBIMITMMMMBBA

REG-SABMiller PLC Blocklisting Interim Review
Released: 05/01/2005

RNS Number:9997G
SABMiller PLC
05 January 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

SABMiller plc

2. Name of scheme

SAB Finance (Cayman Islands) Ltd Guaranteed Convertible Bonds.

3. Period of return:

From 21 October 2004 To 04 January 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

240,500

5. Number of shares issued / allotted under scheme during period:

240,500

6. Balance under scheme not yet issued / allotted at end of period

NIL

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

240,500 listed on 21 October 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,073,013,323

Contact for queries

Name Lorraine Sadkowski

Address SABMiller plc, Dukes Court, Duke St., Woking, Surrey GU21 5BH

Telephone 01483 264026

Person making the return

Name A.O.C. Tonkinson

Position Company Secretary

Signature

END

BLRBIMRTMMBMBIA

REG-SABMiller PLC Blocklisting Interim Review
Released: 05/01/2005

RNS Number:0001H
SABMiller PLC
05 January 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

SABMiller plc

2. Name of scheme

SAB Finance (Cayman Islands) Ltd Guaranteed Convertible Bonds.

3. Period of return:

From 15 December 2004 To 04 January 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

68,950,529

5. Number of shares issued / allotted under scheme during period:

68,950,506

6. Balance under scheme not yet issued / allotted at end of period

23

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

68,950,529 listed on 15 December 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,073,013,323

Contact for queries

Name Lorraine Sadkowski

Address SABMiller plc, Dukes Court, Duke St., Woking, Surrey GU21 5BH

Telephone 01483 264026

Person making the return

Name A.O.C. Tonkinson

Position Company Secretary

Signature

END

BLRBIMRTMMBMBFA

REG-SABMiller PLC Holding(s) in Company
Released: 17/01/2005

RNS Number:4415H
SABMiller PLC
17 January 2005

SABMiller plc

Schedule 10

Notification of major interest in shares

SABMiller plc (the "Company") received notification on 14 January 2005 that Legal & General no longer had a notifiable interest in the ordinary issued share capital of the Company.

The previously advised percentage was 3.05%

Date of Notification: 17 January 2005

Name of contact and telephone number for enquiries:
Lorraine Sadkowski 01483 264026

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLILFELLDIDLIE

REG-SABMiller PLC Trading Statement
Released: 18/01/2005

RNS Number:4768H
SABMiller PLC
18 January 2005

Ref: 02/2005

SABMiller plc January Trading Update

London and Johannesburg, 18 January 2005. Following the summer peak season in South Africa, SABMiller plc today issued the following trading update for the group's third quarter and for its financial year to date comprising the nine months ended 31 December 2004.

The group's volume growth for the third quarter was strong, with organic growth of some 5% in total lager beer volumes. Beer South Africa volumes grew by 4% on a comparable basis, in line with year to date. ABI achieved a volume growth of 6%, against year to date growth of 7%. South African volume growth was supported by good weather and continuing robust consumer spending.

Miller's domestic sales to retailers (STRs) were 0.3% below prior year for the quarter, in a weak industry trading environment, which resulted in an increase in market share. Miller Lite sales, although cycling higher year-on-year comparables, continued to grow in line with our expectations. Domestic STRs for the year to date were 1.5% higher than prior year. Domestic shipments to wholesalers (STWs) were in line with STRs on both a quarterly and year to date basis.

In Central America, trade purchases ahead of an anticipated excise increase contributed to a 3% growth in beer volumes in the quarter, and to 2% year to date. Carbonated soft drink volumes were down 8%, against 6% year to date, reflecting tough market conditions in El Salvador.

In Europe, organic lager volume growth for the third quarter was 6%, and 5% for the year to date, influenced by continuing strong performances from Poland, Russia and Romania, which more than offset weakness in Italy, Hungary and Slovakia.

Good growth in both Africa and Asia led to the business delivering a 10% increase, on a comparable basis, in organic lager volume over the third quarter of the prior year, in line with year to date growth.

The group has continued the momentum of organic growth achieved in the first half of its financial year, and the financial performance has been in line with our expectations as outlined at the time of our interim results announcement.

Ends

Notes to Editors

SABMiller plc is one of the world's largest brewers, with 2003/04 lager volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391 million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0171 Mob: +44 7850 285471
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0119 Mob: +44 7717 428540
Nigel Fairbrass	Head of Corporate Communications (Finance)	Tel: +44 20 7659 0105 Mob: +44 7799 894265

This announcement is available on the company website, www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

Visit www.thenewsmarket.com/SABMiller to download broadcast-standard MPEG2 video or order a Beta SP tape. Registration and video is free and available for accredited journalists and news producers.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such

statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

TSTBRMMTMMBBTPA

REG-SABMiller PLC Holding(s) in Company
Released: 26/01/2005

RNS Number:8077H
SABMiller PLC
26 January 2005

SABMiller plc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SABMiller plc

2. Name of shareholder having a major interest

Legal & General Group plc and/or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of US$0.10 each.

10. Date of transaction

Figures given as at January 2005

11. Date company informed

25 January 2005

12. Total holding following this notification

32,419,524 ordinary shares

13. Total percentage holding of issued class following this notification

3.02% of issued ordinary share capital

14. Any additional information

15. Name of contact and telephone number for queries

Lorraine Sadkowski - 01483 264 026

16. Name and signature of authorised company official responsible for making this notification

A.O.C. Tonkinson - Secretary

Date of notification

26 January 2005

END

HOLILFVILSIRFIE

REG-SABMiller PLC EBT Share Purchase
Released: 28/01/2005

RNS Number:9344H
SABMiller PLC
28 January 2005

SABMiller plc

The Company was advised on 27 January 2005, that the Trustee of the SABMiller Employees' Benefit Trust ("the EBT") had that day completed the purchase in the market of 1,000,000 SABMiller plc ordinary shares at an average price per share of GBP 8.002575.

This purchase was made to provide the EBT with greater capacity to meet potential future conditional obligations in respect of restricted shares conditionally awarded under the Company's Performance Share Award Scheme and its Sub-Schemes and also to satisfy, upon exercise, stock appreciation rights awarded under the Company's International Employee Stock Appreciation Rights Scheme. Pursuant to this purchase the EBT's shareholding in unvested shares amounts to 4,079,530 ordinary shares.

A.O.C. Tonkinson

Company Secretary

END

MSCUWRORVORAUAR

REG-SABMiller PLC SAR - SABMILLER PLC ORD
Released: 21/02/2005

RNS Number:7555I
SABMiller PLC
21 February 2005

FORM SAR 3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure 21 February 2005

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition: 18 February 2005

Acquisition in: SABMiller plc

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired*	If rights over shares ac as opposed to the shares themselves, specify natu rights
Ordinary	27,640,206 shares	N/A
	N/A rights	

* Note: 27,640,206 ordinary shares were acquired as a result of the conversion of that number of low voting convertible shares into ordinary shares in accordance with the Articles of Association of SABMiller plc.

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
262,588,976 ordinary shares and 167,411,024 low voting convertible shares each carrying one-tenth of a vote per share. (24.99%)	N/A (%)	(24.99%)

(3) Party making disclosure Altria Group, Inc.

(4) (a) Name of person acquiring shares or rights over shares and, if different, beneficial owner. Altria Group, Inc.

(b) Names of any other persons acting by agreement or understanding N/A

Signed, for and on behalf of the party named in (3) above ....

(Also print name of signatory) G Penn Holsenbeck

Telephone and extension number +1 917 633 2256

Note 1. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

Note 2. The resultant total percentage holding of voting shares and rights over shares is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

END

SADBLGDDUXBGGUR

REG-SABMiller PLC Holding(s) in Company
Released: 21/02/2005

RNS Number:6117I
SABMiller PLC
21 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SABMiller plc

2. Name of shareholder having a major interest

Altria Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shareholder named in 2 above

5. Number of shares / amount of stock acquired

i) Ordinary shares of US$0.10 each - amount converted 27,640,206 shares, as a result of conversior of low voting convertible shares into ordinary shares.

6. Percentage of issued class

2.5104% of ordinary shares

7. Number of shares / amount of stock disposed

ii) Low voting convertible participating shares (unlisted) - 27,640,206 shares, as a result of c number of low voting convertible shares into ordinary shares.

8. Percentage of issued class

14.17% of low voting convertible participating shares

9. Class of security

i) ordinary shares of US$0.10 each

ii) low voting convertible participating shares

10. Date of transaction

18 February 2005

11. Date company informed

18 February 2005

12. Total holding following this notification

i) Ordinary shares - 262,588,976

ii) Low voting convertible preference shares - 167,411,024

13. Total percentage holding of issued class following this notification

i) Ordinary shares - 23.8496%

ii) Low voting convertible preference shares - 100%

14. Any additional information

i) Total number of ordinary shares following conversion - 1,101,018,194

ii) Total number of low voting convertible participating shares following convers

15. Name of contact and telephone number for queries

Lorraine Sadkowski - 01483 264026

16. Name and signature of authorised company official responsible for making this notification

A.O.C. Tonkinson - Secretary

Date of notification

21 February 2005

The FSA does not give any express or implied warranty as to the accuracy of this

END

HOLILFFIFEIELIE

RNS Number:6115I
SABMiller PLC
21 February 2005

SABMiller plc

Conversion of Convertible Participating Shares

21 February 2005:

SABMiller plc ('SABMiller') announces that the Board of Directors of SABMiller determined at its meeting on 18 February 2005, pursuant to a request from Altria Group, Inc. ('Altria') to convert 27,640,206 low-voting convertible participating shares held by Altria into the same number of ordinary shares of US$0.10 each in SABMiller.

On 9th December 2004 SABMiller exercised its right to call for the redemption of its US$600m 4.25% convertible bonds and, following the exercise by bondholders of their conversion rights, all bonds were converted into SABMiller ordinary shares, resulting in the issue of 69,057,717 new shares. This, combined with the issuance of shares relating to share options, diluted Altria's voting interest to 23.28%.

In accordance with its rights under the Relationship Agreement between SABMiller and Altria, Altria has elected to request SABMiller to convert sufficient low voting convertible participating shares into ordinary shares to reinstate its voting interest to 24.99%.

An application for the new shares to be admitted to listing on the Official List and to trading on the London Stock Exchange will be made today. The resulting ordinary shares will be registered in the name of Altria.

Following the conversion, Altria holds 262,588,976 ordinary shares and 167,411,024 convertible participating shares in SABMiller, which together give Altria an aggregate voting interest of 24.99% in SABMiller. A separate formal notice relating to Altria's notifiable interest will be issued by SABMiller.

END

HOLILFFIFFIELIE

REG-SABMiller PLC Investment in Birra Peroni
Released: 23/02/2005

RNS Number:9130I
SABMiller PLC
23 February 2005

SABMILLER INCREASES INVESTMENT IN BIRRA PERONI

London and Johannesburg, 23 February 2005. SABMiller plc announces that it has acquired a further 39.8% of Birra Peroni that it does not already own, for a cash consideration of e162.5 million (US$212.6 million). The agreement follows SABMiller's acquisition of a 60% stake in Birra Peroni completed in June 2003 for e246.0 million.

Under the terms of the original agreement announced in May 2003, SABMiller and the shareholders of Birra Peroni entered into put and call options that, when exercised, would result in SABMiller's ownership increasing to 99.8% from December 2006. The price payable under these put and call options was based on an equity value of e410 million (for 100% of Birra Peroni) plus interest and earn-out arrangements which were dependent on the future performance of the business.

SABMiller and the minority shareholders in Birra Peroni have today agreed to accelerate the share transfer process which has increased SABMiller's shareholding to 99.8% at the price prescribed within the original agreement, and simultaneously the parties have agreed to terminate the earn-out arrangements. The acquisition was not subject to any conditions and has been financed from existing resources.

Ends

Notes to editors:

SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

S.p.A. Birra Peroni

Birra Peroni S.p.A. is the second largest brewer in Italy with a 25% market share. Its portfolio of brands includes the number one beer brand in Italy, Peroni; and Nastro Azzurro, the number three brand in the premium segment. In the year to 31 March 2004, Birra Peroni grew its volumes in line with the overall market at approximately 6%. In November 2003, Miller Genuine Draft was introduced into the portfolio following the termination of the Anheuser-Busch Budweiser contract.

This announcement is available on the SABMiller website, www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel. +44 20 7659 0119
		Mob: +44 7717 428540
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105
		Mob: +44 7799 894265

This announcement contains statements about Birra Peroni S.p.A., SABMiller plc ('SABMiller') and members of the SABMiller group (together with SABMiller, the "SABMiller Group") that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Birra Peroni or the SABMiller Group's operations; and (iii) the effects of government regulation on Birra Peroni or the SABMiller Group's business.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to Birra Peroni or any member of the SABMiller Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Birra Peroni and the SABMiller Group expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END

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